                                                                Exhibit 99(c)(1)

                                                           STRICTLY CONFIDENTIAL

Mr. James S. Gleason                        Torque Acquisition Co., L.L.C.
c/o Gleason Corporation                     c/o Vestar Capital Partners IV, L.P.
1000 University Avenue                      245 Park Avenue, 41st Floor
P.O. Box 22970                              New York, New York 10167
Rochester, New York 14692


                                            November 29, 1999


Special Committee of the
     Board of Directors
Gleason Corporation
1000 University Avenue
Rochester, New York 14692

Dear Sirs:

                  We are pleased to submit to you a proposal (the "Proposal") pursuant to which James S. Gleason, certain other members of the management of Gleason Corporation (the "Company"), and a newly-formed limited liability company ("Acquisition Company") formed by Vestar Capital Partners IV, L.P. ("Vestar") (collectively, the "Acquisition Parties") would acquire (the "Acquisition") all of the outstanding shares of common stock of the Company (the "Company Common Stock"), excluding certain shares owned by the Acquisition Parties and by the Gleason Foundation (the "Foundation"), at a price of $21.50 per share in cash. The Acquisition would be accomplished through a two-step merger transaction in which Acquisition Company and the Company would offer to purchase outstanding shares of Company Common Stock at $21.50 per share (the "Offer"), followed by a merger (the "Merger") between the Company and a wholly owned subsidiary of Acquisition Company in which the Company's remaining public stockholders would receive the same price per share. The Acquisition Parties and the Foundation would agree that certain of the shares of Company Common Stock owned by them would not be tendered pursuant to the Offer and would be retained following the Offer and the Merger. Accordingly, following the Offer and the Merger, the Acquisition Parties and the Foundation would own all of the outstanding shares of the Company Common Stock.

                  We have not yet reached any agreement with the Foundation. We intend to promptly seek to negotiate with the Foundation an agreement pursuant to which the Foundation would agree (i) not to tender any of its shares of Company Common Stock pursuant to the Offer, (ii) to vote all its shares of Company Common Stock in favor of the Merger and (iii) to retain 202,000 of its shares of Company Common Stock (the "Retained Shares") following the Offer and the Merger and to have 60,000 of its remaining shares of Company Common Stock converted in the Merger into the right to receive shares of a new series of Preferred Stock of the Company and Warrants to acquire Company Common Stock. In return, the Foundation would receive the right to have the rest of its shares of Company Common Stock (collectively, the "Remaining Shares") treated, at its election, in one of the following ways: (i) each Remaining Share would be converted in the Merger into the right to receive the same $21.50 per share in cash being paid to other stockholders or (ii) up to 536,000 of its Remaining Shares would be converted in the Merger into the right to receive shares of the new series of Preferred Stock and Warrants and the rest of its Remaining Shares would be converted in the Merger into the right to receive $21.50 per share in cash. We believe that the Foundation should find this investment opportunity attractive, and our proposal is conditioned on our reaching an agreement with the Foundation.

                  In the Merger, Acquisition Company would also convert in the Merger a significant portion of the shares of Company Common Stock it purchased in the Offer into the Preferred Stock and Warrants. The Preferred Stock and Warrants received by Acquisition Company would have the same terms as any Preferred Stock and Warrants received by the Foundation.

                  Pursuant to the terms of a commitment letter, Bankers Trust Company has committed to provide the necessary debt financing to the Company for the proposed Acquisition, and pursuant to the terms of a Unit Purchase Agreement, Vestar has committed to provide all the necessary cash equity financing. These commitments include the financing necessary to purchase all the Foundation's shares (other than the Retained Shares) at $21.50 per share in cash if that becomes necessary. Copies of the commitment letter from Bankers Trust Company and the Unit Purchase Agreement from Vestar are enclosed herewith. The Proposal is subject to obtaining the funds pursuant to the commitment letter from Bankers Trust Company but is not subject to the receipt of any other financing.

                  We have no intention of proceeding with the Acquisition without the approval of the Special Committee and the Company's Board of Directors. Accord-ingly, consummation of the proposed transaction would be subject to, among other things, the negotiation and execution of a definitive merger agreement and related documents. A draft of our proposed merger agreement is enclosed.

                  We believe that the price offered in our Proposal will be attractive to the Company's stockholders. We and our advisors are prepared to meet with the Special Committee and its advisors in order to answer any questions about the Proposal and to discuss and finalize the merger agreement. You should recognize that the Acquisition Parties will need to make an appropriate public filing by December 9, 1999 disclosing the Proposal in order to comply with their obligations under the federal securities laws. The Foundation also may have an obligation to make a prompt public filing if it enters into an agreement with Acquisition Company. Accordingly, we would like to work diligently with you and your advisors over the next several days so that we may be in a position to sign the merger agreement and then make a joint public announcement of this transaction no later than December 9, 1999.

                  Please be advised that your disclosure of this Proposal or the terms set forth herein may result in our withdrawal of the Proposal. Please be further advised that our Proposal will expire on December 9, 1999, unless, of course, we mutually agree to extend it.

                  We hope that the Special Committee will give the Proposal favorable consideration. Accordingly, if you wish to pursue the proposed transaction, please have your advisors contact Sander M. Levy of Acquisition Company at (212) 351-1610 or Blaine V. Fogg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3900 as soon as possible to discuss these matters further.

                                   Very truly yours,


                                   /s/ James S. Gleason
                                   --------------------------------------------
                                   James S. Gleason

                                   TORQUE ACQUISITION CO., L.L.C.

                                   By:  Vestar Capital Partners IV, L.P.,
                                        its sole member

                                   By:  Vestar Associates IV, L.P.
                                   Its: General Partner
                                        By:  Vestar Associates Corporation IV
                                        Its: General Partner
                                        By: /s/ Sander M. Levy
                                            -----------------------------------
                                        Its: Managing Director
                                            -----------------------------------



Enclosure

cc:      Martin L. Anderson
         J. David Cartwright
         Silas L. Nichols
         David Finkelman, Esq. (Stroock & Stroock & Lavan)
         James Nish (Bear Stearns & Co.)